Exhibit 4.3, Exhibit 4.6

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our interim unaudited financial statements as at and for the three and six months ended June 30, 2019 and 2018 and our audited financial statements as at and for the fiscal years ended December 31, 2018, 2017 and 2016 in each case, together with the notes thereto. The financial information contained in this Registration Statement is derived from the financial statements prepared in accordance with IFRS.

Overview

We are an early commercial-stage medical device company focused on the development and marketing of customizable, incision-free therapeutic systems for the ablation of diseased tissue using our platform technology. Our leading approved product is our TULSA-PRO system, which in August 2019 received FDA clearance as a Class II device in the United States for thermal ablation of prescribed prostate tissue, benign and malignant, using transurethral ultrasound ablation (“TULSA”) based on our TACT Pivotal Clinical Trial, and is also CE marked in the European Union for ablation of targeted prostate tissue (benign or malignant). In addition, our Sonalleve system is CE marked in the EU for the treatment of uterine fibroids and palliative pain relief associated with metastases in bone, and is also approved in China for the treatment of non-invasive treatment of uterine fibroids. Our systems are designed to be used with MRI scanners and are currently compatible with MRI scanners manufactured by Philips and Siemens. To date, we have primarily generated revenues from our limited commercialization of our systems in the EU (principally in Germany) and Asia. We intend to commence commercialization of the TULSA-PRO system in the United States in the near term following our recent FDA clearance. We also continue to pursue additional regulatory approvals, research and development, clinical studies and acquisitions in order to expand the applications of our platform technology and expand our commercial footprint.

Our financial strategy to date has been to raise sufficient funds through securities offerings and bank financings in order to fund specific programs within a focused budget, and following FDA clearance of our TULSA-PRO system that we received in August 2019, commercialization in the United States. As our commercialization efforts increase and/or further program development costs increase, we may need to raise additional capital. See Item 3.D, “Risk Factors” and Item 5.B, “Liquidity and Capital Resources” for more information.

Trend Information and Outlook

We believe the following significant trends and uncertainties are likely to influence our results of operations, cash flows and/or financial condition in the future:

•	We have recently obtained FDA clearance for the TULSA-PRO system in the United States, and expect to commence commercialization in the United States in the near team.

•	We plan to increase our in-house sales and marketing capabilities to commercialize the TULSA-PRO system in the United States, which we expect will increase our expenses in the near term.

•	We are pursuing increased compatibility of our systems, including the TULSA-PRO system, with additional MRI scanners, and we may also pursue additional distribution relationships to facilitate our U.S. commercialization efforts; these efforts may require significant management time and could result in increased expenses.

•	We are also pursuing reimbursement coverage for the TULSA-PRO system by third-party payers, such as private insurance plans offered by medical insurance companies; the amount of such coverage or reimbursement, however, is uncertain, as we may be required to conduct additional research and clinical trials.

•	We estimate that our general and administrative expenses will increase in the near term, primarily due to the continued expansion of our management team as well as compliance costs associated with becoming subject to reporting and other requirements under applicable U.S. securities laws and Nasdaq rules.

•	We also estimate that the costs for further developing our products and future product candidates based on our platform technology may increase in future years.

Our ability to achieve our commercialization goals, continue our growth and achieve profitability depends, in part, on the level of market acceptance of our products (in particular, the TULSA-PRO system in the United States), as well as the success of our efforts to increase our U.S. sales and marketing capabilities, increase compatibility of our systems with additional MRI scanners and procure reimbursement coverage, and also depends on changes in trends in the standard of care for the patient populations in which our products are indicated for use. In addition, our results may be adversely affected if, among other things, there is an economic slowdown or future clinical trial results are adverse.

While we believe that some of the trends and plans described above will present significant opportunities for us, they also pose significant challenges, uncertainties and risks, including those described under Item 3.D, “Risk Factors” above.

Results of Operations

The following selected financial information as at and for the three and six month periods ended June 30, 2019 and 2018, and selected financial information as at and for the years ended December 31, 2018, 2017 and 2016, have been derived from the interim unaudited financial statements and from the annual audited financial statements, respectively, included elsewhere in this Registration Statement, and should be read in conjunction with those respective financial statements and the related notes thereto.

	Three Months Ended June 30,		Six Months Ended June 30,		Year Ended December 31,
	2019	2018	2019	2018	2018	2017	2016
	C$		C$		C$	C$	C$
Revenue	574,109	213,343	2,049,897	589,678	2,602,278	4,904,550	-
Cost of sales	224,066	126,259	777,422	357,334	1,778,501	3,032,208	-
Gross profit	330,043	87,084	1,272,475	232,344	823,777	1,872,342	-

Operating Expenses
Research and development - net of investment tax credits	3,186,355	2,347,909	5,864,101	4,864,690	10,265,388	9,638,190	9,988,693
General and administrative	1,586,323	2,236,529	3,100,436	3,539,733	6,656,723	5,935,215	4,369,288
Selling and distribution	1,154,869	1,113,225	625,524	2,060,127	4,091,347	3,925,804	1,282,433
Total operating expenses	5,927,547	5,697,663	9,590,061	10,464,550	21,013,458	19,499,209	15,640,414

Finance costs	337,220	313,606	651,905	633,569	826,312	1,249,084	829,899
Finance income	(110,790)	(117,357)	(252,671)	(157,161)	(483,788)	(127,732)	(157,598)
Net finance costs	226,430	196,249	399,234	476,408	342,524	1,121,352	672,301

Loss before income taxes	5,823,934	5,806,828	8,716,820	10,708,614	20,532,205	18,748,219	16,312,715
Income tax expense	20,200	24,200	54,000	60,600	230,784	74,123	14,054

Net loss attributable to shareholders for the period	5,844,134	5,831,028	8,770,820	10,769,214	20,762,989	18,822,342	16,326,769

Other comprehensive loss
Item that may be reclassified to profit or loss
Foreign currency translation adjustment - net of tax	(11,843)	57,943	(58,232)	14,695	29,226	(69,245)	11,316

Net loss and comprehensive loss for the period	5,832,291	5,888,971	8,712,588	10,783,909	20,792,215	18,753,097	16,338,085

Basic and diluted net loss per common share	0.05	0.05	0.08	0.12	0.21	0.31	0.39

Financial Overview

Revenue

For the TULSA-PRO system, we generate revenue from the sale of the capital equipment, procedure-related sales of disposable single-use components of the system (which are sold on a per patient basis), and service revenue for ongoing maintenance of the systems. Sales of Sonalleve systems are primarily a one-time capital sale with limited recurring service revenue.

For the historical financial periods presented herein, we have generated revenues primarily from sales of our systems and disposables through our partnerships with Siemens and Philips in the EU and Asia. In August 2019, we received FDA clearance for our TULSA-PRO system in the United States, and accordingly we anticipate generating future revenues in the U.S. market. As we expand our commercialization efforts, we anticipate generating revenues through our in-house sales and marketing efforts, as well as from our collaborative partnerships.

In addition, because we have been in our pilot sales launch phase, our revenues for the historical periods presented herein have fluctuated significantly on a quarter-over-quarter and year-over-year basis. We expect that our revenues will likewise fluctuate from period-to-period in the near term as we pursue our commercialization strategy.

Cost of Sales

Cost of sales include cost of finished goods, inventory provisions, warranties, freight and direct overhead expenses. We expect cost of sales to increase or decrease corresponding with fluctuations in our revenues.

Operating Expenses

Our operating expenses consist of three components: research and development (“R&D”), general and administrative (“G&A”) and selling, marketing and distribution expenses. Historically, our R&D expenses have exceeded our selling, marketing and distribution expenses; however, in the future we expect our selling, marketing and distribution expenses to increase as we commercialize the TULSA-PRO system in the United States.

R&D Expenses

Our R&D expenses are comprised of costs incurred in performing R&D activities, including new product development, continuous product improvement, investment in clinical trials and related clinical manufacturing costs, materials and supplies, salaries and benefits, contract research costs, patent procurement costs, and occupancy costs related to R&D activity.

G&A Expenses

Our G&A expenses are comprised of management costs, including salaries and benefits, various management and administrative support functions, insurance and other operating and occupancy costs related to G&A activity.

Selling, Marketing and Distribution Expenses

Our selling, marketing and distribution expenses are comprised of business development costs related to the market development activities and commercialization of our systems, including salaries and benefits, marketing support functions, marketing-related occupancy costs and other miscellaneous marketing costs.

Finance Costs

Finance costs are primarily comprised of interest and accretion expenses, among others, historically relating to the following: (i) the Federal Economic Development Agency Loan accreting to the principal amount repayable; (ii) the Health Technology Exchange Loan accreting to the principal amount repayable and its related interest expense; (iii) the Knight Loan accreting to the principal amount repayable and its related interest expense; (iv) the 0.5% royalty liability to Knight accreting to the estimated amount payable; (v) the change in fair value of the contingent consideration payable to Philips under the Philips Share Purchase Agreement; (vi) the CIBC Loan accreting to the principal amount repayable and its related interest expense; (vii) the change in the fair value of the derivative liability warrants; (viii) the lease liability interest expense related to the adoption of IFRS 16 and (ix) foreign exchange gains or losses. We repaid the Health Technology Exchange Loan on March 31, 2019 and each of the Federal Economic Development Agency Loan and the Knight Loan on July 25, 2018, and the Knight royalty terminated on May 20, 2019.

Comparison of the Three and Six Months Ended June 30, 2019 to the Three and Six Months Ended June 30, 2018

Revenue

For the three months ended June 30, 2019, we recorded revenue totaling C$574,109 with C$465,840 from the sale of products and C$108,269 from installation and training services related to the commercial sales of the systems and disposables, primarily in the European Union. For the three months ended June 30, 2018, we recorded revenue totaling C$213,343, with C$170,931 from sale of products and C$42,412 from installation and training services. The increase in revenue in the second quarter of 2019 over the second quarter of 2018 was the result of increased system and disposable sales as well as increased service contracts. However, our revenues in the second quarter of 2019 were lower than in the first quarter of 2019 and the fourth quarter of 2018 because of decreased system and disposable sales due to fluctuating revenues in our early pilot launch phase. See “—Quarterly Results of Operations” below.

For the six months ended June 30, 2019, we recorded revenue totaling C$2,049,897, with C$1,813,621 from the sale of products and C$236,276 from installation and training services related to the commercial sales of the systems and disposables, primarily in the European Union. For the six months ended June 30, 2018, we recorded revenue totaling C$589,678, with C$543,425 from the sale of products and C$46,253 from installation and training services. The increase in revenue in the six months ended June 30, 2019 was the result of increased system and disposable sales as well as increased service contracts.

Cost of Sales

For the three months ended June 30, 2019, we recorded a cost of sales of C$244,066 related to the sale of systems and disposables, which reflects a 58% gross margin. For the three months ended June 30, 2018, we recorded a cost of sales of C$126,259 related to the commercial sale of systems and disposables, which reflects a 41% gross margin. The gross margin was higher in the second quarter of 2019 due to increased disposable and service revenue, which have higher margins.

For the six months ended June 30, 2019, we recorded a cost of sales of C$777,422 related to the commercial sale of the systems and disposables, which reflects a 62% gross margin. For the six months ended June 30, 2018, we recorded a cost of sales of C$357,334 related to the commercial sale of systems and disposables, which reflects a 39% gross margin. The gross margin was higher in the six months ended June 30, 2019 due to increased disposable and service revenue, which have higher margins.

Operating Expenses

R&D Expenses

For the three months ended June 30, 2019, R&D expenses were higher by C$838,446 compared to the three months ended June 30, 2018. Clinical trial costs, materials, share based compensation and salaries and benefits increased period-over-period by C$219,569, C$294,225, C$33,986, and C$244,263, respectively. These increases were due to increased spending and testing for R&D and activity related to pursuing U.S. regulatory approvals, analysis of TACT clinical data, options awarded to employees, increased R&D personnel and investment tax credits decreasing by C$60,000 because of lower eligibility for refundable tax credits. Offsetting these amounts were decreases in rent of C$57,456, due to the adoption of IFRS 16 resulting in the recognition of lower rental costs. Depreciation expenses increased by C$26,762 due to the adoption of IFRS 16 with the depreciation of the right-of-use assets.

For the six months ended June 30, 2019, R&D expenses were higher by C$999,411 compared to the six months ended June 30, 2018. Materials, share based compensation, salaries and benefits and other expenses increased by C$777,683, C$51,238, C$214,155 and C$61,277, respectively. These costs were higher compared to the six months ended June 30, 2018, due to increased spending and testing on R&D and US regulatory projects, options awarded to employees, increased R&D personnel and investment tax credits decreasing by C$120,000 because of lower eligibility for refundable tax credits. Offsetting these amounts was a decrease in clinical trial costs, consulting fees and rent by C$107,052, C$67,474 and C$95,486, respectively, resulting from the completion of the TACT Pivotal Clinical Trial enrollment initiatives, insourcing manufacturing and regulatory projects and the adoption of IFRS 16 resulting in the recognition of lower rental costs. Depreciation expenses increased by C$54,929 due to the adoption of IFRS 16 with the depreciation of the right-of-use assets.

G&A Expenses

G&A expenses for the three months ended June 30, 2019 decreased by C$650,206 compared to the three months ended June 30, 2018. Salaries and benefits, consulting fees and travel decreased by C$386,996, C$386,594 and C$24,337, respectively due to no bonuses awarded to management this quarter, lower legal costs and decreased travel to customer sites. In addition, the second quarter of 2018 was affected by increased management compensation due to the hiring of key management personnel. These costs were offset by an increase in share based compensation of C$111,871 in the second quarter of 2019, due to options awarded to various employees. Depreciation expenses increased by C$59,759 due to the adoption of IFRS 16 with the depreciation of the right-of-use assets.

G&A expenses for the six months ended June 30, 2019 were lower by C$439,297 compared to the six months ended June 30, 2018. Salaries and benefits, consulting fees, rent and travel decreased by C$191,845, C$400,874, C$31,289 and C$17,609, respectively, due to no bonuses awarded to management, lower legal costs, adoption of IFRS 16 resulting in the recognition of lower rental costs and decreased travel to customer sites. Depreciation expenses increased by C$121,191 due to the adoption of IFRS 16 with the depreciation of the right-of-use assets.

Selling, Marketing and Distribution Expenses

Selling, marketing and distribution expenses for the three months ended June 30, 2019 were higher by C$41,644 compared to the three months ended June 30, 2018. Consulting fees increased by C$247,992 related to the additional consultants hired in various countries to help market and promote our approved products. Marketing and salaries and benefits expenses decreased by C$49,351 and C$128,834, respectively, due to decreased tradeshow attendance, marketing initiatives in the second quarter of 2019 a regional re-alignment of marketing personnel.

Selling, marketing and distribution expenses for the six months ended June 30, 2019 were lower by C$1,434,603 compared to the six months ended June 30, 2018. Salaries and benefits, share based compensation, marketing and travel expenses decreased by C$164,123, C$182,320, C$125,469 and C$32,220, respectively, due to a regional re-alignment of marketing personnel, employee forfeiture of options, decreased trade show attendance, product branding development and decreased travel. In addition, in the first quarter of 2019, our revenue share obligation decreased by C$1,209,205 related to the replacement of the Original Siemens Agreement with the New Siemens Agreement whereby all prior financial commitments and obligations owed to Siemens were released, resulting in a recovery of expenses recorded in the six months ended June 30, 2019. These costs were offset by an increase in consulting fees of C$296,803 due to consultants hired in various countries to help market and promote our approved products.

Finance Costs

Finance costs for the three months ended June 30, 2019 were higher by C$30,181 compared to the three months ended June 30, 2018. During the three months ended June 30, 2019, we recognized C$26,298 of foreign exchange loss and a C$25,072 gain on the change in fair value to the contingent consideration under the Philips Share Purchase Agreement and a C$3,251 gain on the change in fair value of the derivative liability warrants, respectively. We recognized CIBC Loan interest of C$312,050 and lease liability interest expense of C$33,556.

Finance costs for the six months ended June 30, 2019 were lower by C$77,174 compared to the six months ended June 30, 2018. During the six months ended June 30, 2019, we recognized C$34,786 of foreign exchange gain, a C$48,787 gain on the change in fair value to the contingent consideration and a C$54,220 loss on the change in fair value of the derivative liability warrants, respectively. We recognized CIBC Loan interest of C$617,559 and lease liability interest expense of C$67,149.

Income Tax Expense

During the three and six months ended June 30, 2019, we recorded an income tax expense of C$20,200 and C$54,000, respectively, compared to C$24,200 and C$60,600 for the three and six months ended June 30, 2018, which primarily related to taxes in certain foreign jurisdictions.

Net Loss

Net loss for the three months ended June 30, 2019 was C$5,844,134 or C$0.05 per Common Share, compared to a net loss of C$5,831,028 or C$0.05 per Common Share for the three months ended June 30, 2018. The increase in net loss was primarily attributed to an increase in R&D expenses of C$838,446, an increase in selling and distribution expenses of C$41,644 and an increase in net finance costs of C$30,181. This was offset by a decrease in G&A expenses of C$650,206 and an increase in gross profits of C$242,959. However, our net loss in the second quarter of 2019 was greater than in the first quarter of 2019. See “—Quarterly Results of Operations” below.

Net loss for the six months ended June 30, 2019 was C$8,770,820 or C$0.08 per common share, compared to a net loss of C$10,769,214 or C$0.12 per common share for the six months ended June 30, 2018. The decrease in net loss was primarily attributed to a decrease in G&A expenses of C$439,297, a decrease in selling and distribution expenses of C$1,434,603, a decrease in net finance costs of C$77,174 and an increase in gross profit of C$1,040,131. This was offset by an increase in R&D expenses of C$999,411.

Comparison of the Year Ended December 31, 2018 to the Year Ended December 31, 2017

Revenue

For the year ended December 31, 2018, we recorded revenue totaling C$2,602,278, with C$2,421,331 from the sale of products and C$180,947 from installation and training services, related to the commercial sales of the systems and disposables, primarily in the EU. For the year ended December 31, 2017, we recorded revenue totaling C$4,904,550, with C$4,663,986 from sale of products and C$240,564 from installation and training services. The decrease in revenue was the result of fewer new system and disposable sales in 2018 due to fluctuating revenues in our early pilot launch phase.

Cost of Sales

For the year ended December 31, 2018, we recorded a cost of sales of C$1,778,501, related to the sale of the systems and disposables, which reflects a 32% gross margin. For the year ended December 31, 2017, we recorded a cost of sales of C$3,032,208, related to the commercial sale of systems and disposables, which reflects a 38% gross margin. The gross margin was lower in 2018 due to changes in the product mix as a result of the Sonalleve Transaction and lower gross margin on disposables compared to the systems based on initial low volumes.

Operating Expenses

R&D Expenses

For the year ended December 31, 2018, R&D expenses were higher by C$627,198 compared to the year ended December 31, 2017. Overall, the increase in R&D spending was attributed to the Sonalleve Transaction, which occurred in the third quarter of 2017. Materials, rent, salaries and benefits and other expenses increased by C$125,035, C$110,756, C$1,224,691 and C$177,625, respectively. These costs were higher compared to the year ended December 31, 2017, due to a higher number of R&D personnel, new initiatives with our Sonalleve system and a new facility in Finland. Offsetting these amounts was a decrease in clinical trial costs, travel and share based compensation by C$1,544,191, C$26,194 and C$67,403, respectively, resulting from the completion of the TACT Pivotal Clinical Trial enrollment initiatives and the forfeiture of certain share options. Amortization of intangible assets increased by C$626,593 due to the Sonalleve Transaction which represented 12 months amortization in 2018 versus 5 months amortization in 2017.

G&A Expenses

G&A expenses for the year ended December 31, 2018 were higher by C$721,508 compared to the year ended December 31, 2017. Salaries and benefits, travel and office and other increased by C$885,846, C$60,982 and C$28,879, respectively, due to increased number of G&A personnel and board members, bonus payments, salary increases, including as a result of the Sonalleve Transaction, and increased insurance expenses and travel to customer sites. These costs were offset by a decrease in share-based compensation expense and occupancy costs (resulting in lower utility bills and repairs to the facilities) by C$326,501 and C$106,427, respectively. Depreciation expense increased by C$167,970 primarily due to leasehold improvements for the new facility that was constructed in the latter part of 2017.

Selling, Marketing and Distribution Expenses

Selling, marketing and distribution expenses for the year ended December 31, 2018 were higher by C$165,543 compared to the year ended December 31, 2017. Salaries and benefits, consulting fees, travel, marketing and share based compensation increased by C$400,470, C$175,152, C$77,295, C$138,644 and C$145,229, respectively, due to additional direct sales force personnel, awards issued to new employees, increased marketing-related efforts, product branding development and conference attendance. These costs were offset by a reduced revenue share obligation expense of C$787,858 related to the Siemens revenue share payments compared to the minimum amounts contractually stipulated.

Finance Costs

Finance costs for the year ended December 31, 2018 were lower by C$422,772 compared to the year ended December 31, 2017. During the year ended December 31, 2018, we recognized C$214,226 of foreign exchange loss, a C$325,253 and C$96,619 gain on the change in fair value to the contingent consideration under the Philips Share Purchase Agreement and the change in fair value of the derivative liability warrants, respectively. We recognized a decrease in the Health Technology Exchange Loan and Federal Economic Development Agency Loan and Knight Loan interest and accretion expense of C$57,149 and C$752,358, respectively and an increase in CIBC Loan interest and accretion expense of C$517,409.

Income Tax Expense

During the year ended December 31, 2018, we recorded an income tax expense of C$230,784, compared to C$74,123 for the year ended December 31, 2017 which primarily related to taxes in certain foreign jurisdictions. The increase was a direct result of increased commercial efforts.

Net Loss

Net loss for the year ended December 31, 2018 was C$20,762,989 or C$0.21 per Common Share, compared to a net loss of C$18,822,342 or C$0.31 per Common Share for the year ended December 31, 2017. The increase in net loss was primarily attributed to an increase in R&D expenses of C$627,198, an increase in G&A expenses of C$721,508, an increase selling and distribution expenses of C$165,543, and a decrease in gross profit of C$1,048,565. These were offset by a decrease in net finance costs of C$778,828.

Comparison of the Year Ended December 31, 2017 to the Year Ended December 31, 2016

Revenue

For the year ended December 31, 2017, we recorded revenues totaling C$4,904,550, with C$4,663,986 from sale of products and C$240,564 from installation and training services, related to the commercial sales of the systems and disposables, primarily in the EU. In 2016, we had no revenues as we were in the pre-commercial stage of our development.

Cost of Sales

For the year ended December 31, 2017, we recorded cost of sales of C$3,032,208, related to the sales of the systems and disposables. In 2016, we had no revenues or related cost of sales as we were in the pre-commercial stage of our development.

Operating Expenses

R&D Expenses

For the year ended December 31, 2017, R&D expenses were lower by C$350,503 compared to the year ended December 31, 2016. Overall, the decrease in R&D spending reflected the advanced stages of development of our products and the ramp-up of commercial operations in approved jurisdictions. Materials, contractors and other expenses were lower by C$2,523,608, C$136,386 and C$204,711, respectively due to lower material costs and R&D initiatives associated with our TACT Pivotal Clinical Trials. Offsetting this amount was an increase in clinical trial costs, salaries and benefits, amortization of intangible assets, consulting fees and travel by C$1,311,878, C$562,626, C$458,980, C$80,763 and C$66,248, respectively, resulting from ongoing activities related to the initiation of clinical site visits, enrollment initiatives, patient treatment and workforce costs.

G&A Expenses

G&A expenses for the year ended December 31, 2017 were higher by C$1,565,927 compared to the year ended December 31, 2016. Salaries and benefit expenses increased by C$88,190, primarily related to a separation payment to a former executive officer and the addition of key executives. In addition, professional and consulting fees increased by C$976,380 due to legal fees associated with the Sonalleve Transaction and the inclusion of Sonalleve-related operations. Share-based compensation and rent increased by C$289,689 and C$20,364, respectively, due to new options issued to executive officers while rent was due to relocation to a larger facility in July 2016. Depreciation expense increased by C$195,218 primarily due to the new property and equipment for the new facility.

Selling, Marketing and Distribution Expenses

Selling and distribution expenses for the year ended December 31, 2017 were higher by C$2,643,371 compared to the year ended December 31, 2016. The increase is largely attributable to recognizing commissions payable on commercial sales of C$73,046 and a provision of C$953,429 related to the estimated shortfall of revenue share payments compared to the minimum amounts contractually required. In addition, shared based compensation and salaries and benefits increased by C$32,820 and C$650,391, respectively, resulting from additional direct sales force personnel. Professional and consulting fees, marketing, office and other and travel expenses increased by C$353,974, C$257,074, C$90,676 and C$231,961, respectively. These increases relate directly to marketing-related efforts and an increased direct sales force.

Finance Costs

Finance costs for the year ended December 31, 2017 were higher by C$419,185 compared to the year ended December 31, 2016. During the year ended December 31, 2017, we revised the fair value of the royalty payable to Knight, using future revenue forecasts for the term of the Knight Loan and recognized an interest accretion recovery of C$36,438. As part of the Sonalleve Transaction, we were required to repay the Knight Loan at an accelerated rate and therefore recognized C$333,997 of accelerated accretion expense. During the year, we revised the fair value of the contingent consideration under the Philips Share Purchase Agreement and recognized a change in fair value of C$82,578.

Income Tax Expense

During the year ended December 31, 2017, we recorded an income tax expense C$74,123, compared to the year ended December 31, 2016 of C$14,054 with the increase primarily related to the Sonalleve Transaction.

Net Loss

Net loss for the year ended December 31, 2017 was C$18,822,342 or C$0.31 per common share, compared to a net loss of C$16,326,769 or C$0.39 per Common Share for the year ended December 31, 2016. The increase in net loss was primarily attributed to an increase in selling and distribution expenses of C$2,643,371, G&A expenses of C$1,565,927 and an increase in financing costs of C$419,185. These increases were offset by a gross profit of C$1,872,342.

Quarterly Results of Operations

The following table summarizes selected unaudited consolidated financial data for each of the last eight quarters. The summary financial information provided below is derived from our interim financial statements for each of the last eight quarters that are prepared under IFRS in Canadian dollars. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	2019		2018				2017
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3(1)
	C$	C$	C$	C$	C$	C$	C$	C$
Revenue(3)	574,109	1,475,788	1,708,936	303,664	213,343	376,335	1,890,482	1,465,412
Cost of Sales	244,066	533,356	1,180,481	240,686	126,259	231,075	1,063,950	1,185,674
Gross profit	330,043	942,432	528,455	62,978	87,084	145,260	826,532	279,738

Operating expenses	5,927,547	3,662,514	5,309,931	5,238,977	5,697,663	4,766,887	5,155,423	5,148,434
Net finance costs(2)	226,430	172,804	(60,151)	(73,733)	196,249	280,159	130,632	651,378
Loss before income taxes	5,823,934	2,892,886	4,721,325	5,102,266	5,806,828	4,901,786	4,459,523	5,520,074

Income taxes	20,200	33,800	136,884	32,700	24,200	36,400	69,470	-

Net loss for the period	5,844,134	2,926,686	4,858,809	5,134,966	5,831,028	4,938,186	4,528,993	5,520,074

Loss per common share
Basic and diluted	0.05	0.03	0.04	0.05	0.05	0.06	0.06	0.09

(1)	The fourth quarter of 2018 was impacted by increased commercial sales of systems primarily in Germany and Asia, resulting in increased revenues.

(2)	The third and fourth quarters of 2018 net finance costs were lower due to a gain on the change in fair value of contingent consideration under the Philips Share Purchase Agreement and share warrants being recognized.

Recently Issued Accounting Pronouncements

In conjunction with the transition to the new IFRS 16, Leases and IFRIC 23, Uncertainty over Income Tax Treatments, we have determined that the adoption of these new accounting standards did not have a significant impact on our control environment.

The preparation of financial statements in conformity with IFRS requires management to make estimates and judgements that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from these estimates. As additional information becomes available or actual amounts are determinable, the recorded estimates are revised and reflected in operating results in the period in which they are determined.

Critical Accounting Policies and Estimates

Revenue

To determine revenue recognition for arrangements we performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) we satisfy a performance obligation. We only apply the five-step model to contracts when it is probable that we will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer.

Revenue is recognized when a contractual promise to a customer (performance obligation) has been fulfilled by transferring control over the promised goods or services, generally at the point in time of shipment to or receipt of the products by the customer or when the services are performed. When contracts contain customer acceptance provisions, revenue is recognized on the satisfaction of the specific acceptance criteria.

The amount of revenue to be recognized is based on the consideration we expect to receive in exchange for its goods and services. For contracts that contain multiple performance obligations, we allocate the consideration to which we expect to be entitled to each performance obligation based on relative standalone selling prices and we recognize the related revenue when or as control of each individual performance obligation is transferred to customers.

Service revenue related to installation and training is recognized over the period in which the services are performed. Service revenue related to extended warranty service is deferred and recognized on a straight-line basis over the extended warranty period covered by the respective customer contract.

Under the terms of certain of our partnership agreements with Philips and Siemens, we retain a percentage of all amounts earned with the remaining percentage due to the partner. Accordingly, associated revenue is recognized net of the consideration due to the partner.

Complex financial instruments and provisions

We make various judgments when determining the accounting for certain complex financial instruments. We have concluded that the contingent consideration in a business combination represents a financial liability measured at fair value through profit or loss.

Accounts receivable and allowance for credit losses

Accounts receivable are generally non-interest bearing, unsecured obligations due from customers. We make a provision to allow for potentially uncollectible amounts owed from customers. The allowance is reviewed by management periodically based on an analysis of the age of the outstanding accounts receivable. The balance of accounts receivable after the allowance for credit losses represents management’s estimate of the net realizable value of receivables after discounts and contractual adjustments.

Impairment of goodwill and long-lived assets

Management tests at least annually whether goodwill suffered any impairment. Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized as the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

Management makes key assumptions and estimates in determining the recoverable amount of our cash generating units (“CGUs”) or groups of CGUs, including future cash flows based on historical and budgeted operating results, growth rates, tax rates and appropriate after-tax discount rates.

We evaluate our long-lived assets (property and equipment) and intangible assets, other than goodwill, for impairment whenever indicators of impairment exist. The accounting standards require that if the sum of the undiscounted expected future cash flows from a long-lived asset or definite-lived intangible asset is less than the carrying value of that asset, an asset impairment charge must be recognized. The amount of the impairment charge is calculated as the excess of the asset’s carrying value over its fair value, which generally represents the discounted future cash flows from that asset.

Impairment of non-financial assets

We review amortized non-financial assets for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may be impaired. We also review goodwill annually for impairment. If the recoverable amount of the respective non-financial asset is less than our carrying amount, it is considered to be impaired. In the process of measuring the recoverable amount, management makes assumptions about future events and circumstances. The actual results may vary and may cause significant adjustments.

Accounting for acquisitions and contingent consideration

Areas of estimation include the determination and fair value measurement of the contingent consideration, which include us developing our best estimate of projected revenue, the probability of the contingency being achieved and the discount rate. Management is also required to make estimates of the fair value of assets acquired and liabilities assumed.

Clinical trial expenses

Clinical trial expenses are accrued based on the services received and efforts expended pursuant to agreements with clinical trial sites and other vendors. In the normal course of business we contract third parties to perform various clinical trial activities. The financial terms of these agreements vary from contract to contract, are subject to negotiation and may result in uneven payment flows. Payments under the contracts depend on factors such as the achievement of certain events, the successful enrollment of patients or the completion of certain portions of a clinical trial. We determine the accrual by reviewing contracts, vendor agreements and through discussions with internal personnel and external clinical trial sites as to the progress or stage of completion of the clinical trial and the agreed-upon fees to be paid for such services. Actual costs and timing of the clinical trial is uncertain, subject to risks and may change depending on a number of factors.

JOBS Act

As a company with less than US$1.07 billion in revenue during the last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified exemptions from various requirements that are otherwise applicable generally to public companies in the United States.

The JOBS Act also permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We will not take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This election is irrevocable. We will remain an emerging growth company until the earliest of:

•	the last day of our fiscal year during which we have total annual gross revenues of at least US$1.07 billion;

•	the last day of our fiscal year following the fifth anniversary of the completion of an initial public offering;

•	the date on which we have, during the previous three-year period, issued more than US$1 billion in non-convertible debt securities; or

•	the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of our Common Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter.

As a result of our status as an emerging growth company, the information that we provide shareholders may be less comprehensive than what you might receive from other public companies that are not emerging growth companies. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act.

B. Liquidity and Capital Resources

Overview

Our primary sources of capital to date have been from securities offerings and bank financings, including the Bought Deals and CIBC Loan as described below. At June 30, 2019, we had cash of C$20,493,470 compared to C$30,687,183 at December 31, 2018. Following FDA clearance of our TULSA-PRO system in August 2019, we paid a C$250,000 milestone payment to Sunnybrook under the Sunnybrook License. See Item 4.B, “Business Overview—Intellectual Property—Licenses”. As of June 30, 2019, our total borrowings were C$12,500,000, related to the CIBC Loan described below. Our funding and treasury activities are conducted within corporate practices to maximize investment returns while maintaining appropriate liquidity for both our short and long-term needs. Cash is held primarily in Canadian dollars.

For the six months ended June 30, 2019 and for the year ended December 31, 2018, we had no capital expenditures, compared to C$430,569 for the year ended December 31, 2017 and C$863,991 for the year ended December 31, 2016, most of which were used for the purchase of production and research and development equipment, office furniture and equipment and computers and self-manufactured equipment.

Our working capital has decreased by C$9,825,322 with a surplus of C$20,215,107 at June 30, 2019 compared to the surplus of C$30,040,429 at December 31, 2018. For a calculation of working capital, see “Working Capital” below. The change in working capital was due to a decrease in current assets of C$10,239,005, which was primarily the result of the decreased cash balance of C$20,493,470 resulting from general working capital payments. We believe that our working capital is sufficient for our present requirements.

We may require additional capital to fund our commercialization efforts in the United States and future clinical trials and/or R&D activities. Potential sources of capital could include equity and/or debt financings, development agreements or marketing agreements, the collection of revenue resulting from future commercialization activities and/or new strategic partnership agreements to fund some or all costs of development. There can be no assurance that we will be able to obtain the capital sufficient to meet any or all of our needs. The availability of equity or debt financing will be affected by, among other things, the success of our commercialization efforts, the follow-up results of our clinical trials and our future R&D activity, our ability to obtain additional regulatory approvals, the state of the capital markets generally, strategic alliance agreements and other relevant considerations. See Item 3.D., “Risk Factors” elsewhere in this Registration Statement. In addition, if we raise additional funds by issuing equity securities, existing security holders will likely experience dilution, and any additional incurrence of indebtedness would result in increased debt service obligations and could require us to agree to additional operating and financial covenants that could further restrict our operations. Any failure to raise additional funds on terms favorable to us or at all may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in us not being in a position to advance our commercialization strategy or take advantage of business opportunities, and may results in the termination or delay of clinical trial results for our products or future clinical trials for other product candidates, in the curtailment of product development programs designed to improve our existing products or identify new product candidates, in the sale or assignment of rights to our intellectual property, and/or cause us to delay or suspend applications for regulatory approvals at all or in time to competitively market our products and future product candidates.

Recent Sources and Uses of Financing

Bought Deals

On March 20, 2018, we closed a bought deal financing, resulting in the issuance of 34,500,000 units at a price of C$1.00 per unit, for gross proceeds of C$34,500,000 (C$32,027,502, net of cash transaction costs) (the “2018 Bought Deal”). Each unit consisted of one Common Share and one-half of one Common Share purchase warrant, resulting in the issuance of 34,500,000 Common Shares and 17,250,000 warrants. Each whole warrant has a five-year term and entitles the holder thereof to acquire one Common Share at an exercise price of C$1.40 per Common Share.

We have allocated the net proceeds of the 2018 Bought Deal to (i) support certain costs and expenses of other clinical trial support and the ongoing TACT Pivotal Clinical Trial follow-up and finalization; (ii) ongoing expansion of infrastructure to execute on global sales and marketing plans with respect to the TULSA-PRO system and the Sonalleve system; (iii) support ongoing research and development and continue to invest in additional research and development and acquisitions in order to expand the applications for current and future platforms; (iv) scheduled repayment under the Knight Loan and other indebtedness; and (v) other general corporate purposes.

On September 20, 2017, we closed a bought deal financing, resulting in the issuance of 10,000,000 units at a price of C$1.00 per unit, for gross proceeds of C$10,000,000 (C$8,913,868, net of cash transaction costs) (the “2017 Bought Deal”). Each unit consisted of one Common Share and one-half of one Common Share purchase warrant, resulting in the issuance of 10,000,000 Common Shares and 5,000,000 warrants. Each whole warrant has a three-year term and entitles the holder thereof to acquire one Common Share at a price of C$1.40 per Common Share.

On November 14, 2016, we closed a bought deal financing, resulting in the issuance of 15,820,000 Common Shares at a price of C$1.10 per Common Share for gross proceeds of C$17,402,000 (C$16,182,997, net of cash transaction costs) (the “2016 Bought Deal”).

CIBC Loan

PMI entered into the CIBC Loan Agreement, for initial gross proceeds of C$12,500,000, maturing on July 29, 2022, with an interest rate based on prime plus 2.5% (the “CIBC Loan”). PMI is required to make interest only payments for the first 15 months (until October 31, 2019) and monthly repayments on the principal of C$378,788 plus accrued interest afterwards for 33 months. All obligations of PMI under the CIBC Loan Agreement are guaranteed by Profound and certain of its current and future subsidiaries, and are secured by first priority security interests in the assets of Profound and such subsidiaries. PMI has the ability to draw an additional C$6,250,000 subject to the achievement of certain financing and FDA approval milestones. The CIBC Loan Agreement also contains a financial covenant that requires our unrestricted cash to be greater than operating cash expenditures for a trailing three-month period, reportable to CIBC on a monthly basis. We are currently in compliance with this financial covenant.

In connection with the CIBC Loan Agreement, we also issued 321,714 Common Share purchase warrants to CIBC, with each warrant entitling the holder to acquire one Common Share at a price of C$0.97 per Common Share until the date that is 60 months from the closing of the CIBC Loan Agreement, with a cashless exercise feature. The cashless exercise feature causes the conversion ratio to be variable and the warrants are therefore classified as a financial liability. Gains and losses on the warrants are recorded within finance costs on the consolidated statements of loss and comprehensive loss. A pricing model with observable market-based inputs was used to estimate the fair value of the warrants issued. The estimated fair value of the warrants at June 30, 2019 and December 31, 2018 was C$152,423 and C$98,203, respectively. As at June 30, 2019, the principal balance outstanding on the CIBC Loan Agreement was C$12,500,000.

Knight Loan

In August 2015, Knight provided us with a secured loan of C$4,000,000 bearing interest at 15% per annum (the “Knight Loan”) under the Knight Loan Agreement. On July 25, 2018, the full amount of the Knight Loan, including prepayment fees, was repaid for a total payment of C$3,188,023.

We also granted Knight a 0.5% royalty on global net sales of our products until the original maturity date of the Knight Loan on May 20, 2019. The royalty was initially recorded at fair value and subsequently carried at amortized cost using the effective interest rate method. The initial fair value of the royalty was determined using future revenue forecasts for the term of the Knight Loan and a discount rate of 18%. During the three and six months ended June 30, 2019, we revised the fair value of the royalty to reflect that the royalty had expired during the period.

In connection with the Knight Loan Agreement, in April 2015 we also entered into a distribution, license and supply agreement with Knight pursuant to which Knight will act as our exclusive distributor in Canada for an initial 10-year term, renewable for successive 10-year terms by either party. In connection with these arrangements in April 2015, we issued Knight a total of 1,717,450 Common Shares.

Federal Economic Development Agency Loan

Pursuant to a loan agreement dated December 16, 2011, the Federal Economic Development Agency provided us with an unsecured and non-interest bearing loan of $867,000 (the “Federal Economic Development Agency Loan”) with the final repayment of $563,550 made on July 25, 2018.

Health Technology Exchange Loan

Pursuant to a loan agreement dated May 25, 2011, as amended April 1, 2012, and a loan agreement dated May 31, 2014, the Health Technology Exchange provided us with an unsecured loan of $1,500,000 bearing interest at 4.5% per annum (the “Health Technology Exchange Loan”). The final payment of $1,094,698 including accrued interest was made on March 31, 2018.

Cash Flows

We manage liquidity risk by monitoring actual and projected cash flows. A cash flow forecast is performed regularly to ensure that we have sufficient cash to meet operational needs while maintaining sufficient liquidity. We do not use any financial instruments for hedging currencies.

Our cash flows for the three and six months ended June 30, 2019 and 2018 are summarized in the table below.

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2019	2018	2019	2018
	C$	C$	C$	C$
Cash provided by (used in) operating activities	(6,286,215)	(5,414,430)	(9,504,257)	(9,135,773)
Cash provided by (used in) investing activities	–	–	–	–
Cash provided by (used in) financing activities	(269,152)	(604,614)	(689,456)	30,028,469
Net increase (decrease) in cash	(6,555,367)	(6,019,044)	(10,193,713)	20,892,696

Net cash provided by (used in) operating activities for the three months ended June 30, 2019 was C$(6,286,215) versus C$(5,414,430) for the three months ended June 30, 2018. The principal use of the operating cash flows during this period related to increased workforce costs and expenses associated with seeking U.S. regulatory approval for the TULSA-PRO system.

Net cash provided by (used in) operating activities for the six months ended June 30, 2019 was C$(9,504,257) versus C$(9,135,773) for the six months ended June 30, 2018. The principal uses of the operating cash flows during this period related to additional costs associated with increased workforce and seeking U.S. regulatory approval for the TULSA-PRO system and consultant costs.

Net cash provided by (used in) financing activities for the three months ended June 30, 2019 were C$(269,152) versus C$(604,614) for the three months ended June 30, 2018. These cash flows related to the CIBC Loan interest payments in 2019 which had a lower interest rate versus the Health Technology Exchange Loan, and the Knight Loan interest payments in 2018 which had a higher cost of borrowing.

Net cash provided by (used in) financing activities for the six months ended June 30, 2019 were C$(689,456) versus C$30,028,469 for the six months ended June 30, 2018. These cash flows related to the CIBC Loan interest payments in 2019 versus the Health Technology Exchange Loan, and the Knight Loan and gross proceeds from the 2018 Bought Deal, less cash transactions costs paid.

Our cash flows for the years ended December 31, 2018, 2017 and 2016 are summarized in the table below.

	Year ended
	December 31,	December 31,	December 31
	2018	2017	2016
	C$	C$	C$
Cash provided by (used in) operating activities	(18,294,637)	(15,571,227)	(14,502,266)
Cash provided by (used in) investing activities	-	(280,661)	8,912,835
Cash provided by (used in) financing activities	37,878,597	6,122,050	15,899,972
Net increase (decrease) in cash	19,583,960	(9,729,838)	10,310,541

Net cash provided by (used in) operating activities for the year ended December 31, 2018 was C$(18,294,637) versus C$(15,571,227) for the year ended December 31, 2017 and C$(14,502,266) for the year ended December 31, 2016. The principal uses of the operating cash flows during 2018 related to additional costs associated with Sonalleve that were only present for 5 months in 2017, increased TACT expenses and increased workforce costs,. In the year ended December 31, 2016, the principal uses of operating cash flows were related to the preparations for the IDE submission and the TACT Pivotal Trial in 14 clinical sites, designed to support the 510(k) submission in the United States to provide a pathway for Class II classification for the TULSA-PRO system and increased employee headcount.

Net cash provided by (used in) investing activities for the year ended December 31, 2018 was C$nil versus C$(280,661) for the year ended December 31, 2017 and C$8,912,835 for the year ended December 31, 2016. The change in the year ended December 31, 2018 compared to the year ended December 31, 2017 related to no purchases of property and equipment and intangible assets during the year ended December 31, 2018 compared to the year ended December 31, 2017. The change in the year ended December 31, 2017 compared to the year ended December 31, 2016 related to the redemption of short term investments, offset by cash outflows related to purchase of enterprise resource planning implementation and leasehold improvements at the new office building.

Net cash provided by (used in) financing activities for the year ended December 31, 2018 were C$37,878,597 versus C$6,122,050 for the year ended December 31, 2017 and C$15,899,972 for the year ended December 31, 2016. These cash flows in 2018 related to the CIBC Loan, 2018 Bought Deal proceeds less cash transactions costs paid and debt repayments of the Health Technology Exchange Loan, Federal Economic Development Agency Loan and the Knight Loan. Cash flows provided by financing activities in 2017 related to 2017 Bought Deal proceeds and were offset by the repayment of long term debt. Cash flows provided by financing activities in 2016 related to 2016 Bought Deal proceeds and were offset by the repayment of long term debt.

Working Capital

Our working capital as at June 30, 2019 and December 31, 2018, with reconciliations to current assets are set forth in the table below.

	As of June 30,	As of December 31,
	2019	2018
	C$	C$
Current assets	27,680,784	37,919,789
Less: Current liabilities	7,465,677	7,879,360
Working capital	20,215,107	30,040,429

C. Research and Development, Patents and Licenses, etc.

Research and Development

Our R&D expenses are comprised of costs incurred in performing R&D activities, including new product development, continuous product improvement, investment in clinical trials and related clinical manufacturing costs, materials and supplies, salaries and benefits, contract research costs, patent procurement costs, and R&D-related occupancy costs. Since January 1, 2016, the majority of these expenses have related to the TACT Pivotal Clinical Trial and development costs of our systems, primarily our TULSA-PRO system.

For information regarding our intellectual property, see Item 4.B, “Business Overview—Intellectual Property”.

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our significant contractual obligations as of December 31, 2018:

	Total	Less than 1 Year	Between 1 year and 5 years	Greater than 5 years
	C$	C$	C$	C$
Accounts payables and accrued liabilities	3,912,350	3,912,350	-	-
Long-term debt(1)	14,497,042	1,936,455	12,560,587	-
Other liabilities(2)	1,365,217	429,426	935,791	-
Total(3)	19,774,609	6,278,231	13,496,378	-

(1)	Represents the CIBC Loan. Carrying amount: C$11,955,245. See Item 5.B, “Liquidity and Capital Resources—Recent Sources and Uses of Financing—CIBC Loan” and note 10 to our audited annual financial statements included in this Registration Statement.

(2)	Represents contingent consideration under the Philips Share Purchase Agreement, which is valued based on estimated projected net sales, the likelihood of certain levels being reached and a discount rate of 15%, and warranty liability relating to warrants issued in the 2017 Bought Deal and 2018 Bought Deal, and to CIBC in connection with the CIBC Loan. Carrying amount: C$1,275,394. For information regarding the Philips Share Purchase Agreement and our recorded contingent consideration thereunder, see Item 4.B, “Business Overview—Alliances and Partnerships—Philips” and note 4 to our audited annual financial statements included in this Registration Statement. For information regarding the warrants and warranty liability, see Item 5.B, “Liquidity and Capital Resources—Recent Sources and Uses of Financing” and note 12 to our audited annual financial statements included in this Registration Statement.

(3)	Carrying amount: C$17,142,989. In addition, following FDA clearance of our TULSA-PRO system in August 2019, we were required to pay a C$250,000 milestone payment to Sunnybrook under the Sunnybrook License, which we have paid as of the date of this Registration Statement. See Item 4.B, “Business Overview—Intellectual Property—Licenses”.